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                                                                    EXHIBIT 2.8


                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1      NAME AND ADDRESS OF COMPANY

Golden Star Resources Ltd. (the "Corporation")
10901 West Toller Drive, Suite 300
Littleton, Colorado
80127-6312

ITEM 2      DATE OF MATERIAL CHANGE

May 27, 2004

ITEM 3      NEWS RELEASE

A press release was issued on May 27, 2004 and disseminated via CCNMatthews.

ITEM 4      SUMMARY OF MATERIAL CHANGE

On May 27, 2004, the Corporation announced that it had proposed a business combination (the "Proposed Transaction") with IAMGold Corporation ("IAMGold") whereby shareholders of IAMGold would receive 1.15 common shares of the Corporation for each IAMGold common share held, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and the Corporation on the Toronto Stock Exchange on May 27, 2004. The Proposed Transaction would be subject to conditions, including satisfactory completion of confirmatory due diligence, IAMGold shareholder and director support, and regulatory approval.

ITEM 5      FULL DESCRIPTION OF MATERIAL CHANGE

On May 27, 2004, the Corporation announced that it had proposed the Proposed Transaction with IAMGold whereby shareholders of IAMGold would receive 1.15 common shares of the Corporation for each IAMGold common share held, being a premium of 13% to IAMGold shareholders based on the closing market prices for the common shares of IAMGold and the Corporation on the Toronto Stock Exchange on May 27, 2004.

If the Corporation were to proceed with and complete the Proposed Transaction, the Corporation would issue a total of approximately 167,366,606 common shares, based on a reported total of 145,536,179 issued and outstanding IAMGold common shares as at March 31, 2004; however, this number could increase depending on any further issuance of IAMGold common shares prior to completion of the Proposed Transaction. When added to the 134,613,713 common shares of the Corporation outstanding as at April 29, 2004, approximately 301,980,319 common shares of Corporation would be issued and outstanding on completion of the Proposed Transaction.

The Proposed Transaction would be conditional, among other things, on the Corporation having had an opportunity to perform due diligence on IAMGold to confirm that there is nothing material and adverse from what is disclosed in publicly available documents, receiving


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appropriate levels of support from IAMGold's directors and shareholders and obtaining regulatory approval.

IAMGold is currently a party to an arrangement agreement (the "Arrangement Agreement") with Wheaton River Minerals Ltd. ("Wheaton River") and special meetings of the shareholders of each of IAMGold and Wheaton River are scheduled to be held on June 8, 2004 at which shareholder approval will be sought for the arrangement. The Corporation would not proceed with the Proposed Transaction if the IAMGold-Wheaton River arrangement proceeds.

In a separate press release issued on May 27, 2004, Coeur d'Alene Mines Corporation ("Coeur d'Alene") announced that it had proposed a business combination with Wheaton River. In connection with proposing the Proposed Transaction, the Corporation entered into an agreement on May 27, 2004 (the "CdA-GSR Agreement") with Coeur d'Alene pursuant to which the Corporation and Coeur d'Alene have agreed that, in the event of the completion of both the Corporation's Proposed Transaction with IAMGold and Coeur d'Alene's proposed combination with Wheaton River, the break fees, if both are payable under the Arrangement Agreement, would be netted such that Coeur d'Alene would pay to the Corporation a fee of US$26 million on the terms and conditions set out in the CdA-GSR Agreement.

ITEM 6      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7      OMITTED INFORMATION

Not applicable

ITEM 8      EXECUTIVE OFFICER

For further information, contact Allan J. Marter, Senior Vice President and Chief Financial Officer of the Corporation, at 1 303 894 4631 or Peter J. Bradford, President and Chief Executive Officer of the Corporation, at 1 303 894 4613.

DATED this 4th day of June, 2004.




                                GOLDEN STAR RESOURCES LTD.


                                Per:     "Ian MacGregor"
                                         ---------------------------------------
                                Name:    Ian MacGregor
                                Title:   Chairman




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